FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2010

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European Acquisition ("Acquisition") will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realize the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2010 or beyond.

sappi

3rd Quarter

results for the period
ended June 2010



Great ideas start on paper.

sappi

Sales by product group*



■	Coated fine paper	64%
■	Uncoated fine paper	7%
■	Coated specialities	7%
■	Commodity paper	7%
■	Pulp	13%
■	Other	2%

Sales by source*



■	North America	21%
■	Europe	56%
■	Southern Africa	23%

Sales by destination*



■	North America	21%
■	Europe	49%
■	Southern Africa	12%
■	Asia and other	18%

Net operating assets**



■	Fine paper	63%
■	Forest and paper products	37%

* for the period ended June 2010

** as at June 2010

3rd Quarter results

Financial summary for the quarter

- EPS of 12 US cents (favourably impacted by 10 US cents special items); Q3 2009: loss of 12 US cents per share (unfavourably impacted by 2 US cents special items)

- Operating profit excluding special items US$75 million; Q3 2009: US$13 million loss

- Demand continued to improve

- Prices for coated woodfree paper increased

- Prices of raw material inputs increased

- Liquidity strong

	Quarter ended			Nine months ended	
	Jun 2010	Mar 2010	Jun 2009	**Jun 2010**	Jun 2009
Key figures: (US$ million)					
Sales	**1,602**	1,576	1,316	**4,798**	3,816
Operating profit (loss)	**154**	28	(7)	**183**	56
Special items – (gains) losses [1]	**(79)**	26	(6)	**27**	(61)
Operating profit (loss) excluding special items [2]	**75**	54	(13)	**210**	(5)
EBITDA excluding special items [3]	**176**	156	93	**525**	281
Basic earnings (loss) per share (US cents)	**12**	(6)	(12)	**(3)**	(16)
Net debt [4]	**2,337**	2,429	2,770	**2,337**	2,770
Key ratios: (%)					
Operating profit (loss) to sales	**9.6**	1.8	(0.5)	**3.8**	1.5
Operating profit (loss) excluding special items to sales	**4.7**	3.4	(1.0)	**4.4**	(0.1)
Operating profit (loss) excluding special items to Capital Employed (ROCE)	**7.3**	5.1	(1.1)	**6.6**	(0.2)
EBITDA excluding special items to sales	**11.0**	9.9	7.1	**10.9**	7.4
Return on average equity (ROE) [5]	**15.0**	(7.3)	(12.7)	**(1.4)**	(5.4)
Net debt to total capitalisation [5]	**57.6**	59.1	57.5	**57.6**	57.5

[1] Refer to page 16 for details on special items.
[2] Refer to page 16, note 9 to the group results for the reconciliation of operating profit excluding special items to operating profit (loss).
[3] Refer to page 16, note 9 to the group results for the reconciliation of EBITDA excluding special items to profit (loss) before taxation.
[4] Refer to page 18, Supplemental Information for the reconciliation of net debt to interest-bearing borrowings.
[5] Refer to page 17, Supplemental Information for the definition of the term.
The table above has not been audited or reviewed.

Commentary on the quarter

Demand for our products continued to grow during the quarter and the financial performance of the group improved significantly compared to a year ago and also improved compared to the previous quarter. The North American business performed strongly during the quarter and there was a significant improvement in the southern African results. Despite increasing prices for coated fine paper, the performance of our European business has been constrained by an 18% increase in variable costs compared to a year ago, largely due to pulp price increases.

Sales increased to US$1.6 billion, up 22% compared to a year earlier and up 2% compared to the March quarter.

Average prices realised by the group were 4% higher than a year ago in US dollar terms. Coated woodfree paper prices increased in Europe during the quarter. In addition, the southern African and North American businesses were favourably impacted by higher pulp prices. As an example, the NBSK pulp price increased to US$976 per ton at the end of June, an increase of US$87 per ton since March.

Variable costs for the group increased as a result of higher input prices, particularly pulp and wood costs in both Europe and North America. Fixed costs, however, were 5% lower than the prior quarter.

The synergies achieved from the European Acquisition have reached our announced level of €120 million of synergies per annum, ahead of the target date of 2011.

Special items for the quarter amounted to a gain of US$79 million, which mainly comprised a plantation fair value gain of US$108 million and a charge of US$23 million in respect of the Black Economic Empowerment transaction approved by shareholders in April. Although the plantation fair value adjustment is large for the quarter, it is only US$2 million for the year to date. With effect from this quarter we have applied a refined estimate of fair value which we expect to more accurately reflect the long-term value of the plantations (see Note 3).

Operating profit excluding special items was US$75 million for the quarter, a substantial improvement compared to the US$13 million loss a year ago and an improvement on the March quarter. Including special items, operating profit was US$154 million, compared to a loss of US$7 million in the equivalent quarter last year.

Net finance costs of US$57 million were US$5 million lower than in the prior quarter as a result of foreign currency exchange movements and the repayment of US$235 million of long-term debt out of cash in the last two quarters.

Earnings per share for the quarter were 12 US cents (including a gain of 10 US cents in respect of special items), compared to a loss of 12 US cents (including a loss of 2 US cents in respect of special items) a year ago.

Cash flow and debt

Cash generated from operations was US$188 million for the quarter, which was higher than the US$77 million a year ago largely due to improved profitability. Net cash generated (after investing activities) for the quarter was US$24 million, which was lower than the US$106 million a year ago, primarily as a result of the working capital movements reflecting sales growth and finance costs paid, which had been much lower in the equivalent period last year. Finance costs paid in the equivalent period last year were reduced by the US$55 million benefit of unwinding fixed-to-floating interest rate swaps. Capital expenditure for the quarter was US$41 million and year to date was US$130 million. This is in line with our aim to limit capital expenditure for the full year to approximately US$200 million.

Net debt decreased to US$2.3 billion for the quarter as a result of cash generated and currency movements. An early repayment of €80 million (US$99 million), comprising the December 2010 instalment of the €400 million OekB loan was made during the quarter. Liquidity remains strong and cash and cash equivalents were US$534 million at the end of the quarter. The €209 million (US$259 million) revolving credit facility remains undrawn.

Operating Review for the Quarter

Sappi Fine Paper

	Quarter ended June 2010 US$ million	Quarter ended June 2009 US$ million	% change	Quarter ended March 2010 US$ million
Sales	1,220	1,020	20	1,208
Operating profit	36	24	50	50
Operating profit to sales (%)	3.0	2.4	25	4.1
Special items – losses (gains)	1	(33)	–	(7)
Operating profit (loss) excluding special items	37	(9)	–	43
Operating profit (loss) excluding special items to sales (%)	3.0	(0.9)	–	3.6
EBITDA excluding special items	110	75	47	120
EBITDA excluding special items to sales (%)	9.0	7.4	23	9.9
RONOA pa (%)	4.8	(1.0)	–	5.3

The Fine Paper business achieved an operating profit excluding special items of US$37 million for the quarter compared to a loss of US$9 million a year ago, due to a continued good performance from North America and a gradual improvement of the European business as a result of higher sales volumes and prices, largely offset, however, by the increase in pulp and other input costs.

Europe

	Quarter ended June 2010 US$ million	Quarter ended June 2009 US$ million	% change (US$)	% change (Euro)	Quarter ended March 2010 US$ million
Sales	873	729	20	26	866
Operating profit	11	–	–	–	9
Operating profit to sales (%)	1.3	–	–	–	1.0
Special items – losses (gains)	2	4	–	–	(5)
Operating profit excluding special items	13	4	225	241	4
Operating profit excluding special items to sales (%)	1.5	0.5	171	170	0.5
EBITDA excluding special items	68	62	10	17	64
EBITDA excluding special items to sales (%)	7.8	8.5	–	–	7.4
RONOA pa (%)	2.5	0.7	276	272	0.7

The European business' coated paper shipments continued to grow during the quarter. European industry coated woodfree paper shipments increased by 18%, comprising a 10% increase in shipments to Europe and a 55% increase in exports from Europe compared to a year ago.

Our prices for coated woodfree paper were increased in April, and again in June, but to date these increases have only partly offset the effect of the increase in pulp prices and other input cost increases on our margins. Prices for coated mechanical paper did not increase during the quarter. Further selling price increases are required in order to achieve reasonable margins.

Average prices realised in Euro for the quarter were flat compared to the equivalent quarter last year and 6% up compared to the prior quarter in Euro terms.

North America

	Quarter ended June 2010 US$ million	Quarter ended June 2009 US$ million	% change	Quarter ended March 2010 US$ million
Sales	347	291	19	342
Operating profit	25	24	4	41
Operating profit to sales (%)	7.2	8.2	–	12.0
Special items – (gains)	(1)	(37)	–	(2)
Operating profit (loss) excluding special items	24	(13)	–	39
Operating profit (loss) excluding special items to sales (%)	6.9	(4.5)	–	11.4
EBITDA excluding special items	42	13	223	56
EBITDA excluding special items to sales (%)	12.1	4.5	171	16.4
RONOA pa (%)	10.0	(4.9)	–	16.0

The North American business continued to improve its performance as a result of strengthening demand, good operating rates and improving pulp prices. Demand levels continued to improve and US industry shipments of coated woodfree paper for the quarter increased by 31% compared to a year ago.

After more than a year of declining coated paper prices in the North American market, prices started to rise during the quarter. Prices realised for coated paper were 7% below a year ago, and were flat compared to the prior quarter. We announced price increases on coated woodfree paper reels and certain sheet grades during the quarter. Pulp prices continued to increase during the quarter.

Well controlled cost levels, a strong performance in the speciality business and strong market pulp results continued in the quarter. The decline in operating profit compared to the March quarter was driven by the timing of major planned maintenance.

Southern Africa – Forest and Paper Products

	Quarter ended June 2010 US$ million	Quarter ended June 2009 US$ million	% change (US$)	% change (Rand)	Quarter ended March 2010 US$ million
Sales	**382**	296	29	14	368
Operating profit (loss)	**118**	(31)	–	–	(4)
Operating profit (loss) to sales (%)	**30.9**	(10.5)	–	–	(1.1)
Special items – (gains) losses	**(83)**	20	–	–	16
Operating profit (loss) excluding special items	**35**	(11)	–	–	12
Operating profit (loss) excluding special items to sales (%)	**9.2**	(3.7)	–	–	3.3
EBITDA excluding special items	**62**	11	464	396	37
EBITDA excluding special items to sales (%)	**16.2**	3.7	337	337	10.1
RONOA pa (%)	**7.9**	(2.4)	–	–	2.7

The performance of the southern African business improved significantly in the quarter compared to the equivalent quarter last year and the prior quarter driven partly by improved pulp prices. Average NBSK pulp prices in the quarter were 60% higher than the equivalent quarter last year and 12% higher than the prior quarter. An eighteen day harbours and railways strike during the quarter resulted in delayed shipments, unfavourably impacting sales volumes by 15,000 tons.

The chemical cellulose business achieved higher output from the Saiccor Mill and benefited from increased product prices. In the domestic market demand for packaging paper was strong, as it was in the international markets where prices were also increasing. However, although demand for coated paper improved, demand for other fine paper and newsprint was weak.

Directorate

Mr Valli Moosa, a Director of Sappi's Broad Based Black Economic Empowerment Partner, Lereko Limited, has been appointed a non-executive director of Sappi Limited with effect from 1 August 2010.

Outlook

Although demand in most of our markets has continued growing, our outlook remains cautious in light of ongoing uncertainty in global economies and demand levels.

In Europe, prices for coated woodfree paper have risen twice since April 2010 and we have announced further increases of at least 7% from September 2010, which we believe are necessary to start restoring margins. Prices for coated mechanical paper started to rise in July 2010 but remain low. North American prices for coated paper are also increasing gradually.

The rate of increase of pulp prices started flattening in the latter part of the quarter and we expect a period of softer pulp prices over the next few months.

Demand for our products in Europe is expected to further accelerate in the fourth financial quarter, and our European order books are firm. Order books in our other businesses have lengthened.

The costs of our non-pulp raw material inputs have started increasing and we are actively managing our processes to minimise the impact of such increases. We expect that pulp input costs will continue to affect the performance of our European business.

Under current market conditions, we expect operating profit (excluding special items) as well as net cash generation to continue to improve in our fourth financial quarter.

On behalf of the board

| R J Boëttger | M R Thompson | |
| **Director** | **Director** | 2 August 2010 |

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words 'believe', 'anticipate', 'expect', 'intend', 'estimate', 'plan', 'assume', 'positioned', 'will', 'may', 'should', 'risk' and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the European Acquisition ("Acquisition") will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realised or realised within the expected time-frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgements, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

Group income statement

	Note	Quarter ended Jun 2010 US$ million	Reviewed Quarter ended Jun 2009 US$ million	Nine months ended Jun 2010 US$ million	Reviewed Nine months ended Jun 2009 US$ million
Sales		1,602	1,316	4,798	3,816
Cost of sales		1,314	1,272	4,288	3,510
Gross profit		288	44	510	306
Selling, general and administrative expenses		108	90	329	273
Other operating expense (income)		29	(31)	9	(17)
Share of profit from associates and joint ventures		(3)	(8)	(11)	(6)
Operating profit (loss)	3	154	(7)	183	56
Net finance costs		57	70	192	131
Net interest		68	44	226	116
Net foreign exchange gains		(7)	(1)	(16)	(12)
Net fair value (gain) loss on financial instruments		(4)	27	(18)	27
Profit (loss) before taxation		97	(77)	(9)	(75)
Taxation		33	(15)	9	(1)
Current		(2)	3	1	7
Deferred		35	(18)	8	(8)
Profit (loss) for the period		64	(62)	(18)	(74)
Basic earnings (loss) per share (US cents)		12	(12)	(3)	(16)
Weighted average number of shares in issue (millions)		516.0	515.8	515.7	471.5
Diluted basic earnings (loss) per share (US cents)		12	(12)	(3)	(16)
Weighted average number of shares on fully diluted basis (millions)		529.4	515.8	515.7	471.5

Group statement of comprehensive income

	Quarter ended Jun 2010 US$ million	Reviewed Quarter ended Jun 2009 US$ million	Nine months ended Jun 2010 US$ million	Reviewed Nine months ended Jun 2009 US$ million
Profit (loss) for the period	64	(62)	(18)	(74)
Other comprehensive (loss) income, net of tax	(54)	244	(78)	(43)
Exchange differences on translation of foreign operations	(43)	243	(69)	(44)
Movements in hedging reserves	(11)	–	(9)	–
Movement on available for sale financial assets	–	1	–	1
Deferred tax effects on above	–	–	–	–
Total comprehensive income (loss) for the period	10	182	(96)	(117)

Group balance sheet

	Jun 2010 US$ million	Reviewed Sept 2009 US$ million
ASSETS		
Non-current assets	**4,310**	4,867
Property, plant and equipment	3,424	3,934
Plantations	550	611
Deferred taxation	49	56
Other non-current assets	287	266
Current assets	**2,250**	2,430
Inventories	795	792
Trade and other receivables	846	868
Cash and cash equivalents	534	770
Assets held for sale	75	–
Total assets	**6,560**	7,297
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,719	1,794
Non-current liabilities	**3,099**	3,662
Interest-bearing borrowings	2,253	2,726
Deferred taxation	348	355
Other non-current liabilities	498	581
Current liabilities	**1,742**	1,841
Interest-bearing borrowings	597	601
Bank overdraft	21	19
Other current liabilities	1,062	1,165
Taxation payable	43	56
Liabilities associated with assets held for sale	19	–
Total equity and liabilities	**6,560**	7,297
Number of shares in issue at balance sheet date (millions)	519.5	515.7

Group cash flow statement

	Quarter ended Jun 2010 US$ million	Reviewed Quarter ended Jun 2009 US$ million	Nine months ended Jun 2010 US$ million	Reviewed Nine months ended Jun 2009 US$ million
Profit (loss) for the period	64	(62)	(18)	(74)
Adjustment for:				
Depreciation, fellings and amortisation	116	125	365	336
Taxation	33	(15)	9	(1)
Net finance costs	57	70	192	131
Post-employment benefits	(15)	(13)	(48)	(32)
Plantation fair value adjustment	(108)	25	(2)	(44)
Other non-cash items	41	(53)	57	(45)
Cash generated from operations	188	77	555	271
Movement in working capital	(84)	93	(186)	25
Net finance costs	(35)	–	(128)	(54)
Taxation paid	(4)	(3)	(8)	(5)
Dividends paid	–	–	–	(37)
Cash retained from operating activities	65	167	233	200
Cash utilised in investing activities	(41)	(61)	(130)	(726)
Capital expenditure and other non-current assets	(41)	(59)	(130)	(138)
Acquisition	–	(2)	–	(588)
Net cash generated (utilised)	24	106	103	(526)
Cash effects of financing activities	(179)	(57)	(244)	979
Net movement in cash and cash equivalents	(155)	49	(141)	453

Group statement of changes in equity

	Nine months ended Jun 2010 US$ million	Reviewed Nine months ended Jun 2009 US$ million
Balance – beginning of period	1,794	1,605
Total comprehensive loss for the period	(96)	(117)
Dividends paid	–	(37)
Rights offer	–	575
Costs directly attributable to the rights offer	(5)	(31)
Issue of new shares	19	45
Transfers (to) from the share purchase trust	(6)	2
Share-based payment reserve	13	7
Balance – end of period	1,719	2,049

Notes to the group results

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting and the AC 500 standards as issued by the Accounting Practices Board in South Africa. Apart from the adoption of IFRS 8 "Operating Segments", the accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2009 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

   The results are unaudited.

2. **Adoption of IFRS 8 "Operating Segments"**

   The adoption of IFRS 8 "Operating Segments" did not have an impact on the group's reported results or financial position.

   IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are components of an entity for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and assessing performance. Prior year segment disclosure has been restated as reflected in note 9.

	Quarter ended Jun 2010 US$ million	Reviewed Quarter ended Jun 2009 US$ million	Nine months ended Jun 2010 US$ million	Reviewed Nine months ended Jun 2009 US$ million
3. **Operating profit**				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation	**101**	106	**315**	286
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	**15**	19	**50**	50
Growth	**(15)**	(20)	**(48)**	(52)
	–	(1)	**2**	(2)
Plantation price fair value adjustment [1]	**(108)**	25	**(2)**	(44)
	(108)	24	**–**	(46)
Included in other operating expense (income) are the following:				
Asset impairments (impairment reversals)	**1**	1	**(12)**	6
Loss (profit) on disposal of property, plant and equipment	**–**	–	**1**	(1)
Profit on disposal of investment	**–**	–	**(1)**	–
Restructuring provisions raised	**5**	2	**46**	10
Integration costs	**–**	3	**–**	3
BEE charge	**23**	–	**23**	–
Fuel tax credit	**–**	(37)	**(51)**	(37)

[1] In the third quarter of fiscal 2010 the group changed the estimates used to derive the prices of timber that are used to calculate the fair value of its plantations. The change impacts the estimate of the expected future cash flows that are used in calculating the present value of mature and immature timber except for the timber that is expected to be felled in the next 12 months from balance sheet date. Before the change, Sappi used period end spot prices to estimate the fair value of the above timber; the group now uses a 12 quarter rolling average price, as this reflects the fair value of the plantations more accurately. This change has increased the value of plantations by US$28 million.

	Quarter ended Jun 2010 US$ million	Reviewed Quarter ended Jun 2009 US$ million	Nine months ended Jun 2010 US$ million	Reviewed Nine months ended Jun 2009 US$ million
4. Headline earnings (loss) per share *				
Headline earnings (loss) per share (US cents)	**13**	(12)	**(6)**	(15)
Weighted average number of shares in issue (millions)	**516.0**	515.8	**515.7**	471.5
Diluted headline earnings (loss) per share (US cents)	**12**	(12)	**(6)**	(15)
Weighted average number of shares on fully diluted basis (millions)	**529.4**	515.8	**515.7**	471.5
Calculation of headline earnings (loss) *				
Profit (loss) for the period	**64**	(62)	**(18)**	(74)
Asset impairments (impairment reversals)	**1**	1	**(12)**	6
Loss (profit) on disposal of property, plant and equipment	**–**	–	**1**	(1)
Profit on disposal of investment	**–**	–	**(1)**	–
Tax effect of above items	**–**	–	**–**	–
Headline earnings (loss)	**65**	(61)	**(30)**	(69)

*Headline earnings disclosure is required by the JSE Limited.

	Quarter ended Jun 2010 US$ million	Reviewed Quarter ended Jun 2009 US$ million	Nine months ended Jun 2010 US$ million	Reviewed Nine months ended Jun 2009 US$ million
5. Capital expenditure				
Property, plant and equipment	**42**	54	**120**	147

	Jun 2010 US$ million	Sept 2009 US$ million
6. Capital commitments		
Contracted	**62**	62
Approved but not contracted	**135**	126
	197	188
7. Contingent liabilities		
Guarantees and suretyships	**43**	44
Other contingent liabilities	**8**	8
	51	52

With the cessation of production at the Usutu Pulp Mill, Sappi is undertaking an environmental assessment to determine whether there are any potential environmental obligations at the site. The nature and amount of any such obligations cannot be measured reliably until the assessments have been completed.

8. Material balance sheet movements year on year

Transfers to assets held for sale and liabilities associated with assets held for sale

With the cessation of production at the Usutu Pulp Mill, the assets and the liabilities forming part of this disposal group, consisting mainly of plantations, have been classified as held for sale.

Early repayment of interest-bearing borrowings

An early repayment of the first instalment on a syndicated loan with Österreichische Kontrollbank of €80 million (US$99 million), due in December 2010, was made in June 2010.

An amount of US$29 million of our 7.5% Guaranteed Notes due 2032 was repurchased in the open market during the quarter for US$24 million.

9. Segment information

Restatement of prior year disclosures

Sappi Fine Paper South Africa is now reported as part of the Forest and Paper Products segment in accordance with the geographical management of our business. The table below shows the effect of this change for the quarter and nine months ended June 2009:

	Restated Quarter ended Jun 2009 US$ million		
	As previously reported	Adjustment	Restated
Fine Paper			
Sales	1,098	(78)	1,020
Operating profit	19	5	24
Net operating assets	3,715	(205)	3,510
Forest and Paper Products – Pulp and paper operations			
Sales	204	78	282
Operating profit	(26)	(5)	(31)
Net operating assets	1,790	205	1,995

	Restated Nine months ended Jun 2009 US$ million		
	As previously reported	Adjustment	Restated
Fine Paper			
Sales	3,208	(226)	2,982
Operating profit	(16)	1	(15)
Net operating assets	3,715	(205)	3,510
Forest and Paper Products – Pulp and paper operations			
Sales	567	226	793
Operating profit	71	(1)	70
Net operating assets	1,790	205	1,995

The information below is presented in the way that it is reviewed by the chief operating decision-maker as required by IFRS 8 "Operating Segments".

		Quarter ended Jun 2010	Restated Reviewed Quarter ended Jun 2009	Nine months ended Jun 2010	Restated Reviewed Nine months ended Jun 2009
		Metric tons (000's)	Metric tons (000's)	Metric tons (000's)	Metric tons (000's)
Sales volume					
Fine Paper –	North America	335	300	1,002	919
	Europe	939	746	2,802	2,061
	Total	1,274	1,046	3,804	2,980
Forest and Paper Products –	Pulp and paper operations	416	425	1,291	1,190
	Forestry operations	292	218	704	649
Total		1,982	1,689	5,799	4,819
		US$ million	US$ million	US$ million	US$ million
Sales					
Fine Paper –	North America	347	291	1,009	955
	Europe	873	729	2,675	2,027
	Total	1,220	1,020	3,684	2,982
Forest and Paper Products –	Pulp and paper operations	361	282	1,062	793
	Forestry operations	21	14	52	41
Total		1,602	1,316	4,798	3,816
Operating profit (loss) excluding special items					
Fine Paper –	North America	24	(13)	82	(36)
	Europe	13	4	42	(4)
	Total	37	(9)	124	(40)
Forest and Paper Products		35	(11)	76	27
Corporate and other		3	7	10	8
Total		75	(13)	210	(5)
Special items – (gains) losses					
Fine Paper –	North America	(1)	(37)	(51)	(29)
	Europe	2	4	10	4
	Total	1	(33)	(41)	(25)
Forest and Paper Products		(83)	20	48	(43)
Corporate and other		3	7	20	7
Total		(79)	(6)	27	(61)
Operating profit (loss)					
Fine Paper –	North America	25	24	133	(7)
	Europe	11	–	32	(8)
	Total	36	24	165	(15)
Forest and Paper Products		118	(31)	28	70
Corporate and other		–	–	(10)	1
Total		154	(7)	183	56
EBITDA excluding special items					
Fine Paper –	North America	42	13	140	40
	Europe	68	62	220	146
	Total	110	75	360	186
Forest and Paper Products		62	11	154	86
Corporate and other		4	7	11	9
Total		176	93	525	281

		Quarter ended Jun 2010	Restated Reviewed Quarter ended Jun 2009	Nine months ended Jun 2010	Restated Reviewed Nine months ended Jun 2009
		US$ million	US$ million	US$ million	US$ million
Net operating assets					
Fine Paper –	North America	949	1,035	949	1,035
	Europe	2,070	2,475	2,070	2,475
	Total	3,019	3,510	3,019	3,510
Forest and Paper Products		1,785	1,995	1,785	1,995
Corporate and other		49	72	49	72
Total		4,853	5,577	4,853	5,577

Reconciliation of operating profit (loss) excluding special items to operating profit (loss)

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

Operating profit (loss) excluding special items	75	(13)	210	(5)
Special items	79	6	(27)	61
Plantation price fair value adjustment	108	(25)	2	44
Restructuring provisions raised	(5)	(2)	(46)	(10)
(Loss) profit on disposal of property, plant and equipment	–	–	(1)	1
Profit on disposal of investment	–	–	1	–
Asset (impairments) impairment reversals	(1)	(1)	12	(6)
Fuel tax credit	–	37	51	37
Integration costs	–	(3)	–	(3)
BEE charge	(23)	–	(23)	–
Insurance proceeds	1	–	1	–
Fire, flood, storm and related events	(1)	–	(24)	(2)
Operating profit (loss)	154	(7)	183	56

Reconciliation of EBITDA excluding special items and operating profit (loss) excluding special items to profit (loss) before taxation

EBITDA excluding special items	176	93	525	281
Depreciation and amortisation	(101)	(106)	(315)	(286)
Operating profit (loss) excluding special items	75	(13)	210	(5)
Special items – gains (losses)	79	6	(27)	61
Net finance costs	(57)	(70)	(192)	(131)
Profit (loss) before taxation	97	(77)	(9)	(75)

Reconciliation of net operating assets to total assets

Net operating assets	4,853	5,577	4,853	5,577
Deferred tax	49	38	49	38
Cash and cash equivalents	534	796	534	796
Other current liabilities	1,062	1,017	1,062	1,017
Taxation payable	43	58	43	58
Liabilities associated with assets held for sale	19	–	19	–
Total assets	6,560	7,486	6,560	7,486

Supplemental Information *(this information has not been reviewed)*

General definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

BEE charge – Represents the IFRS 2 non-cash charge associated with the Black Economic Empowerment (BEE) transaction implemented as envisaged in the BEE legislation in South Africa

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (i.e. spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes

SG&A – selling, general and administrative expenses

Non-GAAP measures

The group believes that it is useful to report certain non-GAAP measures for the following reasons:
- these measures are used by the group for internal performance analysis;
- the presentation by the group's reported business segments of these measures facilitates comparability with other companies in our industry, although the group's measures may not be comparable with similarly titled profit measurements reported by other companies; and
- it is useful in connection with discussion with the investment analyst community and debt rating agencies

These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS

Capital employed – shareholders' equity plus net debt

EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items

Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share

Net assets – total assets less total liabilities

Net asset value per share – net assets divided by the number of shares in issue at balance sheet date

Net debt – current and non-current interest-bearing borrowings and bank overdraft (net of cash, cash equivalents and short-term deposits)

Net debt to total capitalisation – net debt divided by capital employed

Net operating assets – total assets (excluding deferred taxation and cash and cash equivalents) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed

ROE – return on average equity. Profit for the period divided by average shareholders' equity

RONOA – return on average net operating assets. Operating profit excluding special items divided by average net operating assets

Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash

The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

Supplemental Information *(this information has not been reviewed)*

Summary rand convenience translation

	Quarter ended Jun 2010	Quarter ended Jun 2009	Nine months ended Jun 2010	Nine months ended Jun 2009
Key figures: (ZAR million)				
Sales	12,147	11,344	36,278	35,949
Operating profit (loss)	1,168	(60)	1,384	528
Special items – (gains) losses *	(599)	(52)	204	(575)
Operating profit (loss) excluding special items *	569	(112)	1,588	(47)
EBITDA excluding special items *	1,334	802	3,970	2,647
Basic earnings (loss) per share (SA cents)	91	(103)	(23)	(151)
Net debt *	17,820	21,880	17,820	21,880
Key ratios: (%)				
Operating profit (loss) to sales	9.6	(0.5)	3.8	1.5
Operating profit (loss) excluding special items to sales	4.7	(1.0)	4.4	(0.1)
Operating profit (loss) excluding special items to Capital Employed (ROCE) *	7.4	(1.1)	6.7	(0.2)
EBITDA excluding special items to sales	11.0	7.1	10.9	7.4
Return on average equity (ROE)	15.1	(12.5)	(1.4)	(6.4)
Net debt to total capitalisation *	57.6	57.5	57.6	57.5

* Refer to page 17, Supplemental Information for the definition of the term.
The above financial results have been translated into ZAR from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Reconciliation of net debt to interest-bearing borrowings

	Jun 2010 US$ million	Sept 2009 US$ million
Interest-bearing borrowings	2,871	3,346
Non-current interest-bearing borrowings	2,253	2,726
Current interest-bearing borrowings	597	601
Bank overdraft	21	19
Cash and cash equivalents	(534)	(770)
Net debt	2,337	2,576

Exchange rates

	Jun 2010	Mar 2010	Dec 2009	Sept 2009	Jun 2009
Exchange rates:					
Period end rate: US$1 = ZAR	7.6250	7.4298	7.5315	7.4112	7.8990
Average rate for the Quarter: US$1 = ZAR	7.5821	7.5597	7.5009	7.7174	8.6197
Average rate for the YTD: US$1 = ZAR	7.5610	7.5302	7.5009	9.0135	9.4205
Period end rate: EUR 1 = US$	1.2377	1.3413	1.4397	1.4688	1.4054
Average rate for the Quarter: EUR 1 = US$	1.2937	1.3891	1.4737	1.4317	1.3651
Average rate for the YTD: EUR 1 = US$	1.3845	1.4302	1.4737	1.3657	1.3432

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Sappi ordinary shares* (JSE: SAP)



US Dollar share price conversion*



* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:

South Africa:

Computershare Investor

Services (Proprietary) Limited

70 Marshall Street

Johannesburg 2001

PO Box 61051

Marshalltown 2107

Tel +27 (0)11 370 5000

United States:

ADR Depositary:

The Bank of New York Mellon

Investor Relations

PO Box 11258

Church Street Station

New York, NY 10286-1258

Tel +1 610 382 7836

Sappi has a primary listing on the JSE Limited and a secondary listing on
the New York Stock Exchange

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2010

SAPPI LIMITED,

By: /s/M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer